Exhibit g.2
                             SERVICE AGREEMENT


         DUFF & PHELPS UTILITIES INCOME INC., a Maryland corporation registered under the Investment Company Act of 1940 ("1940 Act") as a closed-end diversified management investment company ("Fund"), DUFF & PHELPS INVESTMENT MANAGEMENT CO., an Illinois corporation registered under the Investment Advisers Act of 1940 ("Advisers Act") as an investment adviser ("Manager") and Phoenix DUFF & PHELPS CORPORATION, a Delaware corporation ("Phoenix Duff & Phelps"), agree that:

                  1. Personnel and facilities. Manager shall have the right to use, and Phoenix Duff & Phelps shall make available for the use of Manager, (a) statistical and other factual information, advice regarding economic factors and trends or advice as to occasional transactions in specific securities and shall have access to such part-time services of employees of Phoenix Duff & Phelps engaged in investment research and analysis, and such services of administrative and other employees of Phoenix Duff & Phelps, for periods to be agreed upon by Manager and Phoenix Duff & Phelps,
         (b) such administrative, clerical, stenographic and other support services and office supplies and equipment, as may in each case be reasonably required by Manager in the performance of its obligations as investment adviser to Fund under its Investment Advisory Agreement with Fund and any agreement amending or superseding such agreement, and (c) such office space as is reasonably needed by Manager in the performance of its obligations as investment adviser to Fund.

                  2. Availability of information. In performing services for Manager under this agreement, the employees of Phoenix Duff & Phelps may, to the full extent that they deem appropriate, have access to and utilize statistical and economic data, investment research and reports and other information prepared for or contained in the files of Phoenix Duff & Phelps that are relevant to making investment decisions within the investment objectives of Fund, and may make such information available to Manager.

                  3. Responsibility; standard of care. Employees of Phoenix Duff & Phelps performing services for Manager pursuant hereto shall report and be responsible solely to the officers and directors of Manager or persons designated by them. Phoenix Duff & Phelps shall not have any responsibility for investment recommendations and decisions



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         of Manager based upon information or advice given or obtained by or through such employees of Phoenix Duff & Phelps. Duff & Phelps shall not be liable to Fund or its shareholders for any loss suffered by Fund or its shareholders from or as a consequence of any act or omission of Phoenix Duff & Phelps, or of any of the directors, officers, employees or agents of Phoenix Duff & Phelps, in connection with or pursuant to this Agreement, except by reason of willful misfeasance, bad faith or gross negligence on the part of Phoenix Duff & Phelps in the performance of its duties or by reckless disregard by Phoenix Duff & Phelps of its obligations and duties under this Agreement. The obligation of performance of the Investment Advisory Agreement of Manager with Fund is solely that of Manager, for which Phoenix Duff & Phelps assumes no responsibility except as otherwise expressly provided herein.

                  4. Reimbursement of expenses. In consideration of the services to be rendered and the facilities to be provided to Manager by Phoenix Duff & Phelps and its employees pursuant to this agreement, Manager agrees to reimburse Phoenix Duff & Phelps for such costs, direct and indirect, as may be fairly attributable to the services performed and the facilities provided for Manager. Such costs shall include, but shall not be limited to, an appropriate portion of salaries, employee benefits, general overhead expense, and supplies and equipment, and a charge in the nature of rent for the cost of space in offices of Phoenix Duff & Phelps fairly allocable to activities of Manager under its Investment Advisory Agreement with Fund. In the event of disagreement between Manager and Phoenix Duff & Phelps as to a fair basis for allocating or apportioning costs, such basis shall be fixed by the independent public accountants for Fund.

                  5. Duration and renewal. Unless terminated as provided in
         section 6, this Agreement shall continue in effect until April 30, 2000, and thereafter from year to year only so long as such continuance is specifically approved at least annually (a) by a majority of those directors who are not "interested persons" (as defined in section 2(a)(19) of the 1940 Act) of Fund or Phoenix Duff & Phelps, voting in person at a meeting called for the purpose of voting on such approval, and (b) by either the board of directors of Fund or vote of the holders of a "majority of the outstanding shares of Fund" (which term as used throughout this Agreement shall be construed in accordance with the definition of "vote of a majority of the outstanding voting securities of a company" in section 2(a)(42) of the 1940 Act).




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                  6. Termination. This Agreement may be terminated at any
         time, without payment of any penalty, by the board of directors of Fund, upon 60 days' written notice to Manager and Phoenix Duff & Phelps. This Agreement may be terminated by Phoenix Duff & Phelps or Manager at any time upon 60 days' written notice to Fund. This Agreement shall terminate automatically in the event of its assignment (as defined in section 2(a)(4) of the 1940 Act) unless a majority of the Fund's board of directors including a majority of those directors who are not "interested persons" of Fund or Phoenix Duff & Phelps, voting in person at a meeting called for the purpose of such vote, approves the continuation of this Agreement.

                  7. Amendment. This Agreement may not be amended without the affirmative vote of a majority of those directors who are not "interested persons" of Fund or Phoenix Duff & Phelps, voting in person at a meeting called for the purpose of voting on such approval.


Dated as of May 1, 1998


DUFF & PHELPS UTILITIES                     DUFF & PHELPS INVESTMENT
  INCOME INC.                                 MANAGEMENT CO.


By:     /s/ Calvin J. Pedersen              By: /s/ Calvin J. Pedersen
        -----------------------------           -------------------------------
        Its President and Chief                 Its Executive Vice President
              Executive Officer                     ---------------------------
            -------------------------
PHOENIX DUFF & PHELPS CORPORATION



By: /s/ Calvin J. Pedersen
    --------------------------------
   Its President
       -----------------------------



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